UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated November 17, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: November 17, 2015

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Samuel Patterson	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: sam@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces Shareholder Resolutions Adopted at 2015 Annual General Meeting

SHANGHAI, China, November 17, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a marketing and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced that, at the annual general meeting of shareholders held in Shanghai on November 17, 2015, Acorn shareholders voted for the proposals to

•	re-elect Mr. William Liang as a director of the Company;

•	remove Ms. Lynda Lau as a director of the Company;

•	ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Acorn’s independent registered public accounting firm for the fiscal year ending December 31, 2015; and

•	amend the Company’s articles of association to declassify the board of directors and provide that each director will be subject to retirement and reelection at each annual general meeting of the Company.

As a result, effective as of November 17, 2015, Ms. Lynda Lau is no longer a director of the Company.

About Acorn International, Inc.

Acorn is a marketing and branding company in China, operating multiple direct sales platforms and a nationwide distribution network. Acorn’s direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://chinadrtv.investorroom.com/.

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